Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Suncor Energy Inc.

We consent to the use of our report dated February 25, 2026, on the consolidated financial statements of Suncor Energy Inc., which comprise the consolidated balance sheets as at December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes, and on the effectiveness of internal control over financial reporting as of December 31, 2025 which are incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus dated June 15, 2026 of Suncor Energy Inc.

/s/ KPMG LLP
Chartered Professional Accountants
June 15, 2026
Calgary, Canada